Exhibit 99.1

MDxHealth Reports Preliminary Fourth Quarter and Full Year 2025 Revenues,

Issues 2026 Revenue Guidance, and Amends Earnout Terms with Exact Sciences

IRVINE, CA – January 12, 2026 (GlobeNewswire) – MDxHealth SA (NASDAQ: MDXH) (the “Company” or “mdxhealth”), a leading precision diagnostics company, today reported preliminary fourth quarter and full year 2025 revenues and issued 2026 revenue guidance.

The Company expects to report fourth quarter and full year 2025 revenues of approximately $30.5 million and $109 million, respectively, representing year-over-year growth of 23% and 21%, respectively. During the fourth quarter, the Company billed 11,201 tissue-based units and 27,486 liquid-based units, representing year-over-year growth of (5%) and 128%, respectively, reflecting Q4 focus on integration of the Exosome Diagnostics business and conversion of Select mdx customers to ExoDx, which has been successfully completed. For the full year, the Company billed 49,180 tissue-based units and 71,920 liquid-based units, representing year-over-year growth of 18% and 57%, respectively. Cash balance at year-end was $29.0 million.

The Company is also issuing 2026 revenue guidance of $137-140 million, which would represent year-over-year revenue growth of approximately 26-28%.

In addition, on January 9, 2026, mdxhealth and Exact Sciences signed an amendment to defer and extend the earnout obligation related to the GPS acquisition in 2022. Per the terms of the amendment, the remaining earnout payments owed to Exact Sciences will be paid as follows: $15.0 million in 2026, $18.0 million in 2027, and $21.5 million in 2028. In consideration, mdxhealth agreed to issue to Exact Sciences warrants exercisable into 3 million shares of common stock of mdxhealth at an exercise price of $5.265 per warrant.

Michael K. McGarrity, CEO of mdxhealth, commented: “We are pleased to report continued execution on our growth strategy, with Q4 and 2025 full year revenue growth exceeding 20%. We are confident that the strength of our sales channel coupled with our expanded menu offering to our urology customer base will continue to drive sustainable growth. Based on our operating discipline, commercial execution, and the underlying growth of our end markets, we anticipate 2026 revenue of $137-140 million, which represents year-over-year growth of 26-28%. We also expect our focus on operating discipline to drive progress toward an adjusted EBITDA margin run rate of 10% exiting 2026.”

About mdxhealth

Mdxhealth is a leading precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests, based on proprietary genomic, epigenomic, exosomal and other molecular technologies, assist physicians with the diagnosis and prognosis of prostate cancer and other urologic diseases. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

2026 Reporting Calendar

●	February 26, 2026: 2025 FY results

●	May 14, 2026: Q1-2026 financial results and business update

●	May 28, 2026: Annual general shareholders’ meeting

●	August 13, 2026: Q2-2026 financial results and business update

●	November 12, 2026: Q3-2026 financial results and business update

Financial information and auditor review

The preliminary unaudited financial data for the year ended December 31, 2025, set forth above is derived from preliminary internal financial reports. The Company has not yet finalized its complete results of operations for the year ended December 31, 2025. The Company and its auditors may identify items that would require the Company to make adjustments, some of which could be material, to the preliminary unaudited financial data set forth above.

For more information:

info@mdxhealth.com

LifeSci Advisors (IR & PR)

John Fraunces

Managing Director

Tel: +1 917 355 2395

jfraunces@lifesciadvisors.com

Forward-Looking Statement: This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding expected future operating results; our strategies, positioning, resources, capabilities and expectations for future events or performance; and the anticipated timing and benefits of our acquisitions, including estimated synergies and other financial impacts. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully and profitably market our products; the acceptance of our products and services by healthcare providers; our ability to achieve and maintain adequate levels of coverage or reimbursement for our current and future solutions we commercialize or may seek to commercialize; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; changes in payer claims reimbursement practices and MDxHealth estimates regarding collection amounts for tests; our ability to obtain and maintain regulatory approvals and comply with applicable regulations; timing, progress and results of our research and development programs; the period over which we estimate our existing cash will be sufficient to fund our future operating expenses and capital expenditure requirements; our ability to remain in compliance with financial covenants made to and make scheduled payments to our creditors; the possibility that the anticipated benefits from our business acquisitions like our acquisition of the ExoDx and GPS prostate cancer businesses will not be realized in full or at all or may take longer to realize than expected; and the amount and nature of competition for our products and services. Other important risks and uncertainties are described in the Risk Factors sections of our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

Non-IFRS Disclosure

In addition to the Company’s financial results determined in accordance with IFRS, the Company provides adjusted EBITDA and adjusted EBITDA margin, non-IFRS measures that the Company determines to be useful in evaluating its operating performance. The Company defines adjusted EBITDA as net loss less interest expense, depreciation and amortization of intangible assets, impairment, share-based compensation, fair-value adjustments, debt extinguishment costs, provision for inventory obsolescence, reduction in force severance costs, ExoDx acquisition expenses, amendments related to the Exact Sciences earnout, income tax benefit (expense), and other financial and non-cash expenses. Management believes that presentation of non-IFRS financial measures provides useful supplemental information to investors and facilitates the analysis of the Company’s core operating results and comparison of operating results across reporting periods. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by total revenue. The Company uses this non-IFRS financial information to establish budgets, manage the Company’s business, and set incentive and compensation arrangements. However, non-IFRS financial information is presented for supplemental information purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. For example, non-IFRS adjusted EBITDA excludes a number of expense items that are included in net loss. As a result, positive adjusted EBITDA may be achieved while a significant net loss persists. The Company’s presentation of expected non-IFRS adjusted EBITDA is a forward-looking statement about the Company’s future financial performance. This non-IFRS measure includes adjustments like share-based compensation, debt extinguishment costs, fair-value adjustments related to contingent considerations that are difficult to predict for future periods because the nature of the adjustments pertain to events that have not yet occurred. Additionally, management does not forecast many of the excluded items for internal use. Information reconciling forward-looking non-IFRS measures to IFRS measures is therefore not available without unreasonable effort and is not provided. The occurrence, timing, and amount of any of the items excluded from IFRS to calculate non-IFRS could significantly impact the Company’s IFRS results.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, Exosome Diagnostics, ExosomeDx, ExoDx, ExoDx Prostate Intelliscore (EPI), and Monitor mdx are trademarks or registered trademarks of MDxHealth SA and its affiliates. The GPS test was formerly known as and is frequently referenced in guidelines, coverage policies, reimbursement decisions, manuscripts and other literature as Oncotype DX Prostate, Oncotype DX GPS, Oncotype DX Genomic Prostate Score, and Oncotype Dx Prostate Cancer Assay, among others. The Oncotype DX trademark, the Bio-Techne trademark, and all other trademarks and service marks, are the property of their respective owners.

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